EXHIBIT 99.2

BANRO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

The following management’s discussion and analysis (“MD&A ”), which is dated as of March 28, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the financial year of the Company ended December 31, 2007 (“fiscal 2007”) in comparison with those as at and for the financial year of the Company ended December 31, 2006 (“fiscal 2006”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2007 and fiscal 2006. As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this MD&A and in other public filings of the Company are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the

Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, in March 2007 the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits (the “New PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During fiscal 2007 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping. No ground exploration was undertaken during fiscal 2007 with respect to the Kamituga project or the New PRs.

During 2007, the Company completed LIDAR, airborne and radiometric surveys over all four of its project areas.  As well, two of the new New PRs located between Lugushwa and Kamituga were covered by airborne and radiometric surveys. As a result of delays in completing the in-fill drilling programs at Twangiza and Namoya, the Company fell short of its exploration objective set for fiscal 2007 to complete pre-feasibility studies on its Twangiza and Namoya projects by September 2007. It is now planned that Twangiza and Namoya pre-feasibility studies will be completed by the second quarter of 2008.

Twangiza Project

During 2007, the Company drilled 120 core holes totaling 26,411 metres of drilling at the Twangiza project, using four core rigs. Drilling was focused on the Twangiza Main and Twangiza North deposits. In total, the Company has completed 191 core holes totaling 43,476 metres of drilling at Twangiza during the last two fiscal years. The current mineral resource estimates for Twangiza are summarized as follows:

	(using a 1.0 g/t Au cut-off)

Mineral Resource Category	Tonnes	Au (g/t)	Ounces

Measured	14,510,000	2.82	1,315,000
Indicated	39,119,000	2.03	2,558,000
Measured & Indicated	53,629,000	2.25	3,872,000

Inferred	46,188,000	1.82	2,705,000

Ounces and tonnes rounded to the nearest ’000.

In July 2007, the Company announced the results of a preliminary economic assessment (i.e. a "scoping study") of the Company's Twangiza project. This preliminary economic assessment was undertaken by a number of independent engineering consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

Full details with respect to the Twangiza preliminary economic assessment, as well as additional information with respect to the Twangiza project, are contained in the technical report dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report,

Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

During 2007, the Company also commenced exploration in the Mufwa prospect and a fly camp was established at Mufwa, which is located 14 kilometres northwest of the Twangiza Main deposit. The Company plans to commence drilling at this new prospect after groundwork has been completed.

Namoya Project

During 2007, the Company drilled 23 core holes totaling 5,582 metres of drilling at the Namoya project. In total, the Company has completed 121 core holes totaling 20,752 metres of drilling at Namoya since the commencement of drilling in August 2005.

In July 2007, the Company announced the results of a preliminary economic assessment (i.e. a "scoping study") of the Company's Namoya project. This preliminary economic assessment was undertaken by a number of independent engineering consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

Full details with respect to the Namoya preliminary economic assessment, as well as additional information with respect to the Namoya project (including the current mineral resource estimates), are contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Lugushwa Project

The exploration at the Company’s Lugushwa project during fiscal 2007 focused on evaluating the G20/21 and D18/19 prospects. A drilling program undertaken during 2007 completed 11 core holes totaling 2,493 metres of drilling. In total, the Company has completed 65 core holes totaling 10,815 metres of drilling at Lugushwa since the commencement of drilling in 2006. It is proposed that the Company will carry out an additional 10,000 metres of core drilling at Lugushwa during 2008 focusing on existing deposits and extensions as well as newly defined targets. Drilling results are expected to be incorporated into a preliminary economic assessment, which is planned to be completed by the end of the fourth quarter of 2008, subject to sufficient drilling being undertaken.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Kamituga Project

During 2007, the Kamituga project was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of a regional program. No ground exploration was undertaken at Kamituga during fiscal 2007. It is anticipated that exploration at Kamituga will commence during the first half of 2008, such exploration planned to consist of gridding, geological mapping and soil, trench and adit sampling in the vicinity of the Little Mobale open pit.

Regional Exploration (Banro Congo Mining SARL)

During fiscal 2007, the properties covered by New PR 1570 and New PR 1577 located between Kamituga and Lugushwa were flown as part of the aeromagnetic and radiometric surveys conducted by the Company. No ground exploration field work was undertaken during 2007 on any of the New PRs.

Principal Exploration Objectives for 2008

The Company's principal exploration objectives for 2008 are to complete full feasibility studies on Twangiza and Namoya and, subject to completing sufficient drilling, to complete a preliminary economic assessment (i.e. "scoping study") at Lugushwa. In addition, the Company intends to complete additional airborne magnetic, LIDAR and radiometric surveys over Banro’s properties along the Twangiza-Namoya gold belt in order to prioritize target areas for exploration follow up.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date. There is also no expectation of revenues from the Company's activities in the foreseeable future. The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years.

	2007	2006	2005

Net loss	$ 4,315,805	$ 3,058,375	$ 4,501,342
Net loss per share	$ 0.11	$ 0.08	$ 0.16
Deferred exploration expenditures	$ 64,087,344	$ 34,132,109	$ 12,162,137
Total assets	$100,808,199	$ 90,398,386	$ 38,112,946

For fiscal 2007, the Company’s net loss increased by approximately 41% compared to the net loss reported for fiscal 2006. The Company’s net loss for fiscal 2007 was significantly impacted by increased stock option compensation expense of $5,734,295 (compared to $1,167,062 recorded in the prior year) and a foreign exchange gain of $3,276,337 (compared to a foreign exchange loss of $597,605 incurred during fiscal 2006).

The Company’s loss for fiscal 2006 decreased by 32% compared to fiscal 2005. This loss during fiscal 2006 was significantly impacted by: (a) increased interest income ($1,987,420 during fiscal 2006 compared to $336,642 during fiscal 2005); (b) increased stock-based compensation issued to employees and directors of the Company ($1,167,062 during fiscal 2006 compared to $873,048 during fiscal 2005); and (c) a foreign exchange loss of $597,605 (compared to a foreign exchange gain of $691,207 incurred during fiscal 2005). In addition, during fiscal 2006 the Company’s gain on dilution of interest in its investment in BRC Diamond Corporation (which changed its name in February 2008 to BRC DiamondCore Ltd.) (“BRC”) increased to $1,514,962 compared to $630,084 recorded during fiscal 2005. As at December 31, 2007, the Company held 27.43% (December 31, 2006 - 30.14%) of the outstanding shares of BRC (which is a diamond exploration company active in the DRC and in South Africa) with a quoted market value of approximately $26,208,224 as at December 31, 2007 (December 31, 2006 - $12,304,847). The shares of BRC trade on the Toronto Stock Exchange.

Results of Operations

The Company’s operations in fiscal 2007 ended with a net loss of $4,315,805, or $0.11 per share, compared to a net loss of $3,058,375, or $0.08 per share, incurred in fiscal 2006. During fiscal 2007, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2006:

Professional fees

Professional fees, which included mainly legal, audit and accounting fees, slightly decreased by $59,517 from $686,376 in fiscal 2006 to $626,859 in fiscal 2007. Legal fees were incurred in connection with the Company's general corporate activities and compliance with securities regulatory requirements. During fiscal 2006, the Company incurred additional legal fees with respect to work related to the filing of a prospectus with the securities regulatory authorities in Canada.

Consulting fees

Consulting fees decreased to $43,380 in fiscal 2007 from $245,435 in fiscal 2006, as many of the consulting agreements in force during 2006 expired and were not renewed in 2007.

Office and sundry

Office and sundry expenses, which included items such as rent, filing fees, insurance and communication costs, increased overall by approximately 13% during fiscal 2007 compared to fiscal 2006. This increase was mainly the combined result of a 39% decrease in office supplies and expenses, a 35% decrease in postage and shipping expenses, a 38% increase in insurance costs, a 30% increase in dues and subscriptions and a 10% increase in communication costs.

Salaries

Salary expenses increased by 27% to $1,653,228 during fiscal 2007 from $1,306,412 recorded during fiscal 2006, due mainly to a general increase in employee annual salary amounts as well as due to an increased number of employees.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during fiscal 2007 increased to $5,734,295 from $1,167,062 accrued during fiscal 2006, due to new stock option grants during fiscal 2006 and 2007.

Travel

Travel expenses increased by 52% from $451,291 in fiscal 2006 to $685,306 in fiscal 2007 reflecting increased visits to the Company's projects in the DRC, including analysts' visits to the projects, during fiscal 2007 as compared to fiscal 2006.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion for fiscal 2007 decreased by 33% compared to fiscal 2006 mainly due to fewer promotional and investor relations activities undertaken during fiscal 2007 as compared to fiscal 2006. In addition, many of the agreements with respect to shareholder relations and promotion in force during 2006 were not renewed during fiscal 2007.

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $3,276,337 in fiscal 2007, compared to a foreign exchange loss of $597,605 in fiscal 2006, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial papers and discount notes. During fiscal 2007, these short term investments generated interest revenue of $2,007,426 compared to $1,987,420 generated in fiscal 2006. Interest revenue recorded did not significantly vary from fiscal 2006 to fiscal 2007 as the total short-term investment amounts remained approximately the same on average throughout the two years.

Exploration expenditures

During fiscal 2007, the Company incurred exploration expenditures of $29,955,234 capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$ 15,699,410
Namoya project	7,340,025
Lugushwa project	5,862,692
Kamituga project	647,419
Banro Congo Mining SARL	405,688

Total	$ 29,955,234

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2007 and fiscal 2006. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$ (2,440,694)	$ (725,777)	$ (93,980)	$ (1,055,354)
Net loss per share	$ (0.06)	$ (0.02)	$ (0.00)	$ (0.03)
2006
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$ (2,449,007)	$ (278,842)	$ (757,158)	$ 426,632
Net (loss) earnings per share	$ (0.06)	$ (0.01)	$ (0.02)	$ 0.01

The increase in the net loss recorded in the fourth quarter of 2007 as compared to the third quarter of 2007 was most significantly impacted by the recording during the fourth quarter of 2007 of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees. The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions. During the second quarter of 2006, the Company incurred a net loss of $757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC of $1,487,760. During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a United Kingdom national insurance contributions liability relating to stock option exercises by employees in the United Kingdom.

Liquidity and Capital Resources

As at December 31, 2007, the Company had cash and short term investments of $31,929,604 compared to cash and short term investments of $52,261,021 as at December 31, 2006. The Company received an additional $4,671,648 during fiscal 2007 from the exercise of 1,259,500 stock options under the Company’s stock option plan.

During fiscal 2007, the Company spent $26,027,624 in exploration expenditures and $213,108 on capital assets to carry on its DRC projects (compared to $19,806,006 in exploration expenditures and $529,722 on capital assets spent during fiscal 2006). During fiscal 2007, the Company's exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping. The Company also conducted LIDAR, aeromagnetic and radiometric surveys over all four of its projects, as well as aeromagnetic and radiometric surveys over two New PRs located between Kamituga and Lugushwa.

The Company has a proposed exploration and general and administrative budget for 2008 of approximately $43.08 million in the aggregate, allocated as follows:

($ 000's)
Twangiza project	16,567
Namoya project	8,940
Lugushwa project	5,593
Kamituga project	3,422
Banro Congo Mining SARL	3,386
Administration and office support	5,174

Total	43,082

The actual expenditures incurred during 2008 at each project will be dependent on the exploration results achieved during 2008.

The Company will need to raise additional funds to complete the exploration programs proposed for 2008 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options under the Company’s stock option plan.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 292,991	$ 125,502	$ 167,489	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during fiscal 2007 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

•	risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%);
•	expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%);
•	expected life: 5 years (2006 – 3 to 5 years);
•	expected dividends: $Nil (2006 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the financial statements of the Company.

Capital Disclosures

In December 2006, the CICA issued accounting standards Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible asset, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

Financial Instruments

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 28, 2008, the Company had outstanding 40,160,137 common shares and stock options to purchase an aggregate of 3,390,551 common shares.

Related Party Transactions

During fiscal 2007, directors fees of $90,000 (2006 - $30,000) were paid to non-executive directors of the Company. During fiscal 2007, legal fees of $435,942 (2006 - $608,238), incurred in connection with general corporate matters (as well as the Company’s financing with respect to fiscal 2006) were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at December 31, 2007, $9,551 (2006 - $20,054) owing to this legal firm was included in accounts payable.

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2007 and fiscal 2006, the Company recorded a foreign exchange gain of $3,276,337 and a foreign exchange loss of $597,605, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2007, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company’s Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No changes were identified in the Company’s internal control over financial reporting during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.